[Thoratec Corporation Letterhead]
July 6, 2009
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 30
Washington, D.C. 20549

Attention:	Mary Beth Breslin
Ruairi Regan
Tara Harkins
Kate Tillan
Re:	Thoratec Corporation Form 10-K for the Fiscal Year Ended January 3, 2009 Filed February 27, 2009 File No. 000-49798
Ladies and Gentlemen:
     Pursuant to the comment letter received by Thoratec Corporation (the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 29, 2009, with respect to the above-referenced Form 10-K, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact Kathleen Wells of Latham & Watkins LLP, counsel to the Company, by telephone at (650) 463-2677 if you have any questions regarding this acknowledgment letter.

Very truly yours,
/s/ David V. Smith
David V. Smith
Executive Vice President and Chief Financial Officer